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Registrant: Vanguard Whitehall Funds
CIK: 0001004655
Series 3

                   VANGUARD(R) INTERNATIONAL EXPLORER(TM) FUND
                SUPPLEMENT TO THE PROSPECTUS DATED JUNE 27, 2003

Effective at the close of business on Thursday, January 15, 2004, Vanguard International Explorer Fund raised its minimum initial investment amount to $25,000. The $25,000 minimum applies to all new accounts, including IRAs and UGMA/UTMA accounts.

Please note that defined contribution retirement plan participants who receive full-service administration from Vanguard are not subject to the increased minimum initial investment.

The Fund reserves the right to further revise the amount required to open and maintain an account, or to add to an existing account, without prior notice.
























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